Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

October 30, 2017

Organizational Announcement: Important News about the Future of Capella

Dear Capella Colleagues:

I’m writing with important and exciting news about the future of Capella Education Company. This morning we are announcing that Capella Education Company is merging with Strayer Education, Inc. While Capella University and Strayer University will remain independent and separately accredited institutions, the parent companies will merge to create a new national leader in adult education called Strategic Education, Inc.

I will explain the details of the merger and what it means for us, but first I want to tell you why we made the decision to merge with Strayer.

Combining with another best-in-class institution like Strayer is in the best interest of our learners, both at Capella University and in our non-degreed offerings. The Capella Education Company Board of Directors, the Capella University Board of Directors and the Capella leadership team are united in this belief. Capella and Strayer will leverage shared capabilities and investment capacity to fundamentally change the game in adult education. This merger will strengthen our future and secure our ability to deliver on our mission.

Capella University to Remain a Leader in Adult Education

I want to be crystal clear that Capella University will remain headquartered in Minneapolis and its leadership, faculty and academic support functions will be untouched by this merger. This is a merger of parent companies – NOT Capella University and Strayer University. Both universities will continue to operate as independently accredited institutions and be governed by their separate Boards.

Strengthening Each Other

Capella and Strayer share a strong foundation. We have both built successful organizations by putting learners first. That is the starting place for both of us. We both share core values of integrity, innovation and outcomes.

From that shared foundation, we each bring complementary strengths. Capella brings competency-based flexible degree programs, healthcare offerings and a robust graduate portfolio. Strayer offers a robust bachelor’s portfolio focused on degrees in business (including the Jack Welch School of Management), criminal justice, digital entrepreneurship and IT. Both institutions bring their own sets of powerful relationships with employers and unique non-degreed solutions.

Our goal is to use our combined scale to create a national leader for adults looking for the education they need to advance their careers and create a best-in-class leader for faculty and employees.

About Strategic Education, Inc.

While Capella University will remain headquartered here in Minneapolis and its leadership and faculty will not change, there will be other changes to the combined company:

•	The combined company will be called Strategic Education, Inc. and it will be headquartered outside of Washington, D.C. in Herndon, Virginia.

•	Karl McDonnell, current CEO of Strayer Education, will be the new CEO of Strategic Education.

•	Rob Silberman, current Executive Chairman of Strayer Education, will be the Strategic Education’s Executive Chairman and I will be the Vice Chairman.

•	Steve Polacek, our Chief Financial Officer, will lead the integration effort for both companies.

•	The combined IT resources of Strategic Education will be based in Minneapolis and be led by Loren Brown, Capella’s Chief Information Officer. This will result in jobs gained at Capella Tower in Minneapolis.

•	Human Resources, Finance, Accounting, Legal, and Public Affairs/Communications functions will be consolidated and based at the company’s headquarters in Herndon, VA. This will result in some jobs lost in these specific functions for Capella. While we don’t yet know what the specific impact will be, I want to be transparent with you that Capella will lose jobs in these functions. We are committed to treating all those impacted with respect and support.

•	We anticipate that the merger to be completed by the summer of 2018. No jobs will be impacted by the merger until it is completed.

Next Steps

We will continue to operate as independent companies until the merger is finalized. Our planning for next year is moving ahead. Most importantly, our focus on providing learners with the most direct path between learning and employment will not change. We are counting on each of you to stay focused on the role you play in delivering for our learners.

Keeping You Informed

The leadership team and I are committed to doing everything possible to be as transparent as we can throughout this merger. We won’t always have all the answers people want, but we will do everything we can to treat everyone with respect and candor. To that end, we have created a SharePoint site with information on the merger that can be accessed here. If you’re working offsite, you’ll need to access the site via Citrix (http://remote.capella.edu). For help connecting to Citrix, review the Citrix Remote Access guide on Stella or on Faculty iGuide under support. For questions not covered by the materials on the site please email MergerQA@share.capella.edu.

I have also attached:

•	The press release we are sending out this morning; and

•	An extensive FAQ which should answer many of the questions you have about the impact of this merger.

Karl McDonnell and I are in Herndon, Virginia for a 7 am CT call with investors and analysts (audio of that call will be available on the Capella Education Company website later this morning). Following that call, we are flying to Minneapolis to meet with Capella leadership. Throughout this morning, executive team leaders will be meeting with their teams and reaching out to key partners and vendors to explain our announcement this morning.

We will try to have an All-Capella meeting later this year where we can introduce Karl to the team and update you on our integration progress.

Closing

Today’s announcement is about shaping our future so we can deliver for our learners in more effective ways than we could on our own, creating innovative educational options and improving affordability and outcomes. That is what is at the heart of today’s announcement and it’s what is at the heart of Capella.

Thank you for your continued hard work and dedication to Capella and to our learners.

Regards,

Kevin Gilligan

Chairman and Chief Executive Officer

Bcc: *Capella All; *All Faculty

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.